United States securities and exchange commission logo





                               December 8, 2023

       Jeff Tuder
       Chief Executive Officer
       Concord Acquisition Corp III
       477 Madison Avenue, 22nd Floor
       New York, New York 10022

                                                        Re: Concord Acquisition
Corp III
                                                            Registration
Statement on Form S-4
                                                            Filed November 13,
2023
                                                            File No. 333-275522

       Dear Jeff Tuder:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 Filed November 13, 2023

       Certain Other Interests in the Business Combination, page 8

   1. We note that TD Cowen performed additional services after the IPO and the IPO underwriting fee was
deferred and conditioned on completion of a business combination.
                                                        Please quantify the
aggregate fees payable to TD Cowen that are contingent on
                                                        completion of the
business combination.
       Summary Risk Factors, page 8

   2. We note that your introductory paragraph in this section refers readers to your annual and quarterly reports.
Since you are not eligible to incorporate by reference at this time, please remove this statement
and revise to include any risks that you believe to be material.
                                                        Include a statement
confirming that all material risks have been disclosed. Refer to Item
                                                        105 of Regulation S-K.
 Jeff Tuder
FirstName  LastNameJeff
Concord Acquisition  CorpTuder
                          III
Comapany8,
December   NameConcord
              2023        Acquisition Corp III
December
Page  2    8, 2023 Page 2
FirstName LastName
3. Please revise to include the risk factor disclosure regarding the risks that you could be deemed to be an investment company as disclosed on page 15 of your definitive proxy statement on Schedule 14A filed October 13, 2023. Please update the second risk factor to indicate whether the trustee has liquidated the U.S. government treasury obligations or money market funds held in the trust account.
4. Revise your disclosure here and in other relevant parts of the registration statement to highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Risks Related to GCT's Business
GCT has a history of losses, and ..., page 23

5.       Please revise your risk factor to clarify and more fully address the following:
             In the second paragraph you disclose GCT may not be able to "sustain its revenue
             growth"; however, we note GCT   s annual and interim net revenues
declined by 35%
             in FY 2022 and 30% in FY 2023 relative to the comparative periods. Revise your disclosures to: eliminate the reference to revenue growth; quantify and disclose the declines in net revenues GCT experienced during the periods presented; and address any risks associated with the declining revenue trend.
             In the third paragraph you disclose the failure to raise additional equity "may"
             adversely affect GCT   s ability to continue as a going concern;
however, we note
             both GCT management and its auditors have concluded there is substantial doubt
             about GCT   s ability to continue as a going concern. Revise your
disclosures that
             imply GCT   s ability to continue as a going concern may be
adversely impacted to
             clearly disclose and discuss that GCT management and its auditors have concluded
             there is substantial doubt about GCT   s ability to continue as a
going concern and
             address any risks associated with their conclusion.
Risks Related to GCT's Industry and Regulatory Environment, page 23

6. We note your disclosure stating that "[i]nflation, deflation and economic recessions that adversely affect the global economy and capital markets also adversely
affect GCT   s
         customers and end consumers." Please update this risk factor if recent inflationary pressures have materially impacted GCT's operations. In this regard, identify the types of inflationary pressures GCT is facing and how its business has been affected. Also identify actions planned or taken, if any, to mitigate inflationary pressures. Risks Related to Concord III and the Business Combination
The Private Warrants are accounted for as liabilities and ..., page 50

7. Please clarify the inconsistency between with the disclosures here and in the notes to the historical financial statements regarding the warrants. In this regard, we note your risk factor indicates Concord III's Private Warrants are accounted for as liabilities and could
 Jeff Tuder
Concord Acquisition Corp III
December 8, 2023
Page 3
         have a material impact on financial results; however, based on the notes to the historical financial statements, it appears both Concord III's Public Warrants and Private Warrants are accounted for as liabilities.
Unaudited Pro Forma Condensed Combined Financial Information, page 58

8. We note your disclosure that one of the conditions to the Business Combination is that
         Concord III will have at least $5,000,001 of net tangible assets upon the consummation of the Closing, as disclosed on pages 2, 90, F-7, F-30, and A-56. We also note your disclosure on page 61 that under all redemption scenarios, the Post-Combination
         Company would have net tangible assets greater than $5,000,001. Based on the pro forma balance sheet, it is not clear to us how you made that determination or how any of the redemption scenarios satisfy the net tangible asset requirement. Please revise the filing to clarify and explain how you determined the net tangible asset requirement will be satisfied under each redemption scenario presented.
9. Please revise the tabular presentation of pro forma shares on page 62 to more fully address the following:
             Explain how the numbers of shares presented in the table were determined for each stockholder group. For example, we note the shares related to Concord III Public stockholders and Sponsor stockholders do not agree to Concord III's historical financial statements due to revisions in share amounts subsequent to the historical balance sheet date. To the extent share amounts are not readily reconcilable, provide additional footnotes to the table to disclose how the share amounts were determined.
             Explain shares related to NRA investors.
             Explain the purpose of and accounting for shares related to GCT Insider Incentive stockholders.
             Each redemption scenario includes 521,268 shares identified as SPAC public stockholders-Incentive for Extension. We note disclosure on page 166 that 782,001 shares of common stock were allocated to certain holders of Concord III Class A
              Common Stock in exchange for them agreeing not to redeem their shares of Concord
              III Class A Common Stock in connection with the Second Extension. Clarify whether these shares relate to the same transaction and reconcile the amounts. Alternatively, explain what transaction the 521,267 Incentive for Extension shares relate to and disclose how the 782,001 shares are reflected in the pro forma financial statements.
             Explain or provide a cross reference to all potentially dilutive shares not included in the table, as disclosed in note 3 on page 70.
10. We note your disclosures on pages F-13 and F-35 that Concord III determined a Business
       Combination is not probable until it is completed and, therefore, no stock-based
FirstName LastNameJeff Tuder
       compensation expense has been recognized regarding the Founder Shares in the historical
Comapany   NameConcord
       financial  statements.Acquisition Corphow
                              Please explain  III the stock-based compensation
for the Founder
       Shares
December       is accounted
           8, 2023   Page 3 for and reflected in the pro forma financial
statements.
FirstName LastName
 Jeff Tuder
FirstName  LastNameJeff
Concord Acquisition  CorpTuder
                          III
Comapany8,
December   NameConcord
              2023        Acquisition Corp III
December
Page  4    8, 2023 Page 4
FirstName LastName
11. We note your disclosures on pages F-13 and F-35 that Concord III accounts for both the
         Public Warrants and the Private Warrants as liabilities in its historical financial statements. Please more fully explain to us the terms of the Public Warrants and the terms of the Private Warrants that result in liability classification. Please also more fully explain to us, and revise the pro forma financial statements to address, how you considered whether the Business Combination will impact the accounting for and classification of the
         Public Warrants and the Private Warrants at the combined company subsequent to the transaction.
12. Refer to notes 2(B) and 2(BB) on page 67. We note additional shares to be issued under the PIPE Financing and the Convertible Note Financing will be issued at $6.67 per share.
         It appears the issuance of shares for cash at a price substantially below the redemption price should be highlighted and more fully disclosed and discussed in the filing, including under risk factors, since this appears to indicate that the redemption price per share exceeds the per share fair value of the shares to be issued.
13. Refer to note 2(P) on page 69. It is not clear why an adjustment to record transaction costs resulted in a decrease in expenses. Please clarify or revise.
14. In regard to note 4 on page 71, please more fully address the following:
             Confirm you intend to complete the assessment of the accounting for the Earnout
              Shares and revise the pro forma financial statements, if applicable, prior to effectiveness and will disclose and discuss the accounting literature you rely on.
             Confirm your assessment of the Earnout Shares will include both the GCT
              Shareholder Earnout Shares and Sponsor Earnout Shares.
             Confirm the pro forma footnote will provide a sensitivity analysis to quantify and disclose the potential impact that changes in material assumptions related to the valuation of the Earnout Shares could have on the pro forma financial statements, if applicable.
Description of the Business Combination, page 59

15. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Disclose if the SPAC   s sponsors, directors, officers or
their affiliates will
         participate in the private placement.
GCT Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 145

16. We note throughout the discussion of results of operations you attribute changes in each financial statement line item to numerous causal factors. Please revise your disclosures to provide a more detailed and granular discussion that provides greater transparency into the material components and potential variability of your net revenue, cost of net revenue, and loss from operations during the periods presented. For example, for each financial
 Jeff Tuder
Concord Acquisition Corp III
December 8, 2023
Page 5
         statement line item where you attribute changes to multiple components, revise your disclosures to:
             Identify and quantify each individually material component; Quantify the change in each respective component during each period; and
             Disclose and discuss the reasons for material changes in each component identified.
         For example, please expand your discussions of net revenues to quantify the impact that changes in volumes sold and changes in average selling prices had during each period presented and specifically address the reasons for the material declines in net revenues, including your expectations regarding whether the declining revenue trend is expected to continue. Please also expand your discussions of cost of net revenues to quantify and specifically address the reasons for the material increase in gross profit margin during the interim period.
Liquidity, Going Concern and Capital Resources, page 148

17.    Please revise your disclosures to more fully address the following:
           In the third paragraph you disclose "if the Business Combination is not
           consummated" there are circumstances that raise substantial doubt about GCT's ability to continue as a going concern; however, we note both GCT management and
           its auditors have concluded there is substantial doubt about GCT   s
ability to continue
           as a going concern. Revise your disclosures that imply GCT   s
ability to continue as a
           going concern will occur if the Business Combination is not consummated to clearly disclose that GCT management and its auditors have concluded there is substantial
           doubt about GCT   s ability to continue as a going concern and
address the potential
           consequences of their conclusions.
           Throughout the filing you disclose the importance of GCT developing products that support the 5G wireless communications markets; however, the status and anticipated costs of the efforts are not clear. Revise your disclosures to discuss the current status of GCT's product development efforts to support the 5G wireless
           communications markets, disclose when 5G products are expected to be available, and quantify the anticipated costs of the efforts, including the expected timeframe during which the costs will be incurred.
           Disclose and discuss how GCT intends to use the proceeds that may result from the
           Business Combination, including the priorities regarding the use of such proceeds due to the uncertainty in the amount of cash redemptions that will occur.
           Disclose and discuss the fact that under each redemption scenario GCT will continue
FirstName LastNameJeff     Tuder working capital deficits, explain how GCT
intends to address
           to experience material
Comapany the
           NameConcord      Acquisition
                working capital  deficits,Corp  III
                                           and disclose   the potential risks
and consequences
           associated
December 8, 2023 Page 5with the working    capital  deficits.
FirstName LastName
 Jeff Tuder
FirstName  LastNameJeff
Concord Acquisition  CorpTuder
                          III
Comapany8,
December   NameConcord
              2023        Acquisition Corp III
December
Page  6    8, 2023 Page 6
FirstName LastName
The expected beneficial ownership of Common Stock post-Business Combination..., page 200

18.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities, including warrants.
GCT Management's Discussion and Analysis of Financial Condition and Results of Operations, page 202

19. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.
20. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Consolidated Financial Statements - GCT Semiconductor, Inc.
1. The Company and Summary of Significant Accounting Policies
Revenue Recognition, page F-96

21. Please revise your disclosures related to product sales and services to clarify when you satisfy each performance obligation (i.e. when control transfers) as required by ASC 606-
         10-50-12(a).
Concentration of Revenues and Accounts Receivable, page F-98

22. Please revise your disclosures related to significant customers to separately disclose the amount or percent of revenue attributable to each significant customer during each period presented as required by ASC 280-10-50-42. This comment is also applicable to the interim financial statements.
5. Commitments and Contingencies
Purchase Commitment, page F-112

23. We note your disclosures that GCT entered into a research and development agreement with Samsung Electronics Co., Ltd., and the unpaid amount due to milestone fees to be paid as consideration is $17.1 million as of December 31, 2022, and December 31,
         2021. Please disclose the terms of the research and development agreement and how you account for it pursuant to ASC 730-20. This comment is also applicable to the interim financial statements.
 Jeff Tuder
FirstName  LastNameJeff
Concord Acquisition  CorpTuder
                          III
Comapany8,
December   NameConcord
              2023        Acquisition Corp III
December
Page  7    8, 2023 Page 7
FirstName LastName
11. Employee Benefit Plans, page F-122

24. We note your disclosure that GCT's severance pay liability is reflected in its consolidated balance sheets in "other liabilities" on an accrual basis; however, it appears the liability is actually reflected as a separate line item on the face of the balance sheet. Please clarify or revise. This comment is also applicable to the interim financial statements.
General

25. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
26. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Also add a corresponding risk factor to the Risk Factors section.
27. As applicable, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
28. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
29. Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any other firm engaged in connection with your initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the initial public offering.
 Jeff Tuder
FirstName  LastNameJeff
Concord Acquisition  CorpTuder
                          III
Comapany8,
December   NameConcord
              2023        Acquisition Corp III
December
Page  8    8, 2023 Page 8
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Stephany Yang at 202-551-3167 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing